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EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of on Form S-3 Amendment No. 2 (File No. 333-70220), of our report dated June 20, 2001 (with respect to Note B and Note L[5], July 23, 2001 and the last paragraph of Note J[3], July 18, 2001) on our audits of the financial statements included in the Annual Report on Form 10-KSB/A of the Company for the year ended April 30, 2001and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


Our report contains an explanatory paragraph that states that the Company has experienced recurring net losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Richard A. Eisner & Company, LLP


New York, New York
January 25, 2002